SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: March 29, 2006
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F- ☐	Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press Release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: March 29, 2006	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

March 29, 2006
Not for distribution to U.S. news wire services or dissemination in the United States.
IVANHOE MINES ANNOUNCES C$165 MILLION
BOUGHT-DEAL FINANCING
SINGAPORE — Ivanhoe Mines Ltd. has today entered into an agreement with BMO Nesbitt Burns Inc. and GMP Securities L.P. under which the underwriters have agreed to buy 16,000,000 Common Shares from Ivanhoe and sell to the public at a price of C$10.28 per Common Share, representing an aggregate amount of C$164,480,000. Ivanhoe has granted the underwriters an option, exercisable at the issue price for a period of 30 days following the closing of this offering, to purchase up to an additional 15% of the issue size, representing 2,400,000 Common Shares. Closing is expected on or about April 25, 2006.
The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.
Ivanhoe shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman: +1.604.688.5755
Media: Bob Williamson: +1.604.331.9880